UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

BROOKFIELD BUSINESS CORPORATION

As at June 30, 2025 and December 31, 2024 and for the
three and six months ended June 30, 2025 and 2024

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS CORPORATION

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	June 30, 2025	December 31, 2024
Assets
Current Assets
Cash and cash equivalents	3	$613	$1,008
Financial assets	4	138	167
Accounts and other receivable, net	6	1,254	1,337
Inventory, net		26	52
Other assets	7	252	371
		2,283	2,935
Non-Current Assets
Financial assets	4	152	186
Accounts and other receivable, net	6	1,980	1,892
Other assets	7	265	256
Property, plant and equipment	8	181	2,480
Deferred income tax assets		236	197
Intangible assets	9	5,980	5,966
Equity accounted investments	11	187	198
Goodwill	10	5,018	4,988
		$16,282	$19,098
Liabilities and Equity
Current Liabilities
Accounts payable and other	12	$2,133	$2,990
Non-recourse borrowings in subsidiaries of the company	14	114	111
Exchangeable and class B shares	5	1,815	1,709
		4,062	4,810
Non-Current Liabilities
Accounts payable and other	12	848	2,286
Non-recourse borrowings in subsidiaries of the company	14	7,826	8,379
Deferred income tax liabilities		967	988
		$13,703	$16,463
Equity
Brookfield Business Partners	18	$(159)	$(59)
Non-controlling interests		2,738	2,694
		2,579	2,635
		$16,282	$19,098

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	Notes	2025	2024	2025	2024
Revenues	17	$1,860	$1,929	$3,826	$3,794
Direct operating costs	16	(1,695)	(1,860)	(3,484)	(3,512)
General and administrative expenses		(69)	(77)	(144)	(141)
Interest income (expense), net		(212)	(203)	(431)	(413)
Equity accounted income (loss)	11	2	2	5	3
Impairment reversal (expense), net		—	—	—	(2)
Remeasurement of exchangeable and class B shares	5	(176)	237	(183)	126
Other income (expense), net		236	(59)	202	(70)
Income (loss) before income tax		(54)	(31)	(209)	(215)
Income tax (expense) recovery
Current		14	16	(9)	(28)
Deferred		17	55	60	109
Net income (loss)		$(23)	$40	$(158)	$(134)
Attributable to:
Brookfield Business Partners (1)		$(120)	$124	$(178)	$(26)
Non-controlling interests		97	(84)	20	(108)
		$(23)	$40	$(158)	$(134)
____________________________________
(1)Earnings per share have not been presented in the financial statements, as the underlying shares do not constitute “ordinary shares” under IAS 33, Earnings per Share (“IAS 33”). See Note 2(c) for further details.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	Notes	2025	2024	2025	2024
Net income (loss)		$(23)	$40	$(158)	$(134)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		55	(82)	116	(163)
Net investment and cash flow hedges	3	(29)	87	(71)	146
Taxes on the above items		4	(7)	11	(15)
Reclassification to profit or loss		(41)	(25)	(41)	(42)
Total other comprehensive income (loss)		(11)	(27)	15	(74)
Comprehensive income (loss)		$(34)	$13	$(143)	$(208)
Attributable to:
Brookfield Business Partners		$(125)	$127	$(177)	$(45)
Non-controlling interests		91	(114)	34	(163)
		$(34)	$13	$(143)	$(208)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Brookfield Business Partners	Non-controlling interests	Total equity
Balance as at January 1, 2025	$737	$(247)	$(127)	$(422)	$(59)	$2,694	$2,635
Net income (loss)	—	(178)	—	—	(178)	20	(158)
Other comprehensive income (loss)	—	—	—	1	1	14	15
Total comprehensive income (loss)	—	(178)	—	1	(177)	34	(143)
Contributions	77	—	—	—	77	22	99
Distributions and capital paid	—	—	—	—	—	(12)	(12)
Balance as at June 30, 2025	$814	$(425)	$(127)	$(421)	$(159)	$2,738	$2,579

Balance as at January 1, 2024	$737	$637	$(129)	$(365)	$880	$3,880	$4,760
Net income (loss)	—	(26)	—	—	(26)	(108)	(134)
Other comprehensive income (loss)	—	—	—	(19)	(19)	(55)	(74)
Total comprehensive income (loss)	—	(26)	—	(19)	(45)	(163)	(208)
Contributions	—	—	—	—	—	28	28
Distributions and capital paid	—	—	—	—	—	(23)	(23)
Ownership changes and other	—	11	3	—	14	11	25
Balance as at June 30, 2024	$737	$622	$(126)	$(384)	$849	$3,733	$4,582
____________________________________
(1)See Note 15 for additional information.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Six Months Ended June 30,
(US$ MILLIONS)	Notes	2025	2024
Operating Activities
Net income (loss)		$(158)	$(134)
Adjusted for the following items:
Equity accounted earnings, net of distributions	11	4	7
Impairment expense (reversal), net		—	2
Depreciation and amortization expense	16	382	390
Provisions and other items		(642)	48
Deferred income tax expense (recovery)		(60)	(109)
Remeasurement of exchangeable and class B shares	5	183	(126)
Changes in non-cash working capital, net	21	(20)	(97)
Cash from (used in) operating activities		(311)	(19)
Financing Activities
Proceeds from non-recourse borrowings in subsidiaries of the company		175	702
Repayment of non-recourse borrowings in subsidiaries of the company		(106)	(817)
Proceeds from other financing		11	52
Repayment of other financing		(55)	(56)
Lease liability repayment		(35)	(35)
Capital provided by others who have interests in operating subsidiaries		102	15
Repurchases of exchangeable shares	18	(77)	—
Distributions to exchangeable shareholders	5	(9)	(9)
Proceeds received from loan with Brookfield Business Partners		79	401
Repayment and issuance of loan with Brookfield Business Partners		(26)	(2)
Distributions and capital paid to others who have interests in operating subsidiaries		(1)	(17)
Cash from (used in) financing activities		58	234
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired		—	(35)
Property, plant and equipment and intangible assets		(131)	(154)
Equity accounted investments		(12)	—
Financial assets and other		(1)	—
Dispositions
Subsidiaries, net of cash disposed	8	(53)	—
Property, plant and equipment and intangible assets		6	1
Financial assets and other		—	2
Net settlement of derivative assets and liabilities		(10)	(3)
Restricted cash and deposits		—	18
Cash from (used in) investing activities		(201)	(171)
Cash and cash equivalents
Change during the period		(454)	44
Impact of foreign exchange		59	(62)
Balance, beginning of year		1,008	772
Balance, end of period		$613	$754
Supplemental cash flow information is presented in Note 21.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2025 and December 31, 2024 and
for the three and six months ended June 30, 2025 and 2024

NOTE 1. ORGANIZATION AND DESCRIPTION OF THE COMPANY
(a)Brookfield Business Corporation
Brookfield Business Corporation together with its subsidiaries (the “company”) is an owner and operator of services and industrials operations on a global basis (the “businesses”). The company was formed as a corporation established under the Business Corporations Act (British Columbia) on June 21, 2021 and is a subsidiary of Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN) (the “partnership”, or collectively with its subsidiaries, excluding the company, “Brookfield Business Partners”). Brookfield Business Partners, the company and respective subsidiaries are referred to collectively as the “group”. Brookfield Corporation (“Brookfield Corporation” or together with its controlled subsidiaries, excluding the group, “Brookfield”) is the ultimate parent of the company and the group. “Brookfield Holders” refers to Brookfield, Brookfield Wealth Solutions Ltd. and their related parties. Brookfield Business Partners holds all the issued and outstanding class B shares and class C shares of the company as at June 30, 2025. The registered head office of the company is 250 Vesey Street, New York, NY 10281, United States. The class A exchangeable subordinate voting shares (each, an “exchangeable share”) of the company are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BBUC”. The exchangeable shares are structured with the intention of being economically equivalent to the non-voting limited partnership units (“LP Units”) of the partnership. Given the economic equivalence, the market price of the exchangeable shares will be significantly impacted by the market price of the LP Units and the combined business performance of the company and Brookfield Business Partners as a whole.
NOTE 2. MATERIAL ACCOUNTING POLICY INFORMATION
(a)Basis of presentation
The unaudited interim condensed consolidated financial statements of the company have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the company applied in its annual consolidated financial statements as at and for the year ended December 31, 2024. The accounting policies the company applied in its annual consolidated financial statements as at and for the year ended December 31, 2024 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.
The unaudited interim condensed consolidated financial statements were approved by the Board of Directors and authorized for issue on August 7, 2025.
(b)Critical accounting judgments and measurement uncertainty
The preparation of financial statements in accordance with IAS 34 requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period that are not readily apparent from other sources. The critical accounting estimates and judgments have been set out in Note 2 to the company’s annual consolidated financial statements as at and for the year ended December 31, 2024. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. There have been no significant changes to the method of determining critical accounting estimates and judgments relative to those described in the annual consolidated financial statements as at and for the year ended December 31, 2024.
(i)Global minimum top-up tax
The company operates in countries, including Canada, which have enacted legislation to implement the global minimum top-up tax, effective from January 1, 2024. The company has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There are no material current tax impacts for the three and six months ended June 30, 2025. The global minimum top-up tax is not anticipated to have a material impact on the financial position of the company.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2025 and December 31, 2024 and
for the three and six months ended June 30, 2025 and 2024
(ii)Going concern
In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that cast significant doubt on the company’s ability to continue as a going concern, management has made certain estimates and assumptions about future cash flows. These judgments considered various forward-looking factors, such as forecasted cash flows, access to financing and liquidity reserves, planned capital expenditures and debt repayment obligations. The assumptions underlying this assessment are based on actual operating results and the most relevant available information about the future, including the company’s strategic initiatives and business plans and may be affected by market conditions, regulatory developments and macroeconomic risks.
(c)Earnings per Share
The company’s basic and diluted earnings per share have not been presented in the unaudited interim condensed consolidated financial statements. As outlined in Note 5, exchangeable shares and class B shares are classified as financial liabilities, while class C shares are classified as financial liabilities but presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32, Financial Instruments: Presentation (“IAS 32”). As each share classification represents a financial liability, they do not constitute ordinary shares. Refer to the aforementioned note for further details.
(d)Future changes in accounting policies
(i)Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
In May 2024, the IASB issued amendments which clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent feature, and add new or amended disclosures relating to investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 are effective for periods beginning on or after January 1, 2026, with early adoption permitted. The company is currently assessing the impact of these amendments.
(ii)IFRS 18, Presentation and Disclosure of Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18 to replace IAS 1 Presentation of Financial Statements (“IAS 1”). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 aims to improve financial reporting by requiring additional defined subtotals in the statement of profit or loss, requiring disclosures about management-defined performance measures, and adding new principles for the aggregation and disaggregation of items. The company is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS® Accounting Standards with expected material impacts on the company.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2025 and December 31, 2024 and
for the three and six months ended June 30, 2025 and 2024
NOTE 3. FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table provides the details of financial instruments and their associated financial instrument classifications as at June 30, 2025:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$613	$613
Accounts and other receivable, net (current and non-current)	—	—	3,234	3,234
Financial assets (current and non-current) (1)	12	98	180	290
Total	$12	$98	$4,027	$4,137
Financial liabilities
Accounts payable and other (current and non-current) (1) (2)	$11	$31	$2,169	$2,211
Non-recourse borrowings in subsidiaries of the company (current and non-current)	—	—	7,940	7,940
Exchangeable and class B shares (3)	—	—	1,815	1,815
Total	$11	$31	$11,924	$11,966
____________________________________
(1)FVOCI includes derivative assets and liabilities designated in hedge accounting relationships. Refer to Hedging activities in Note 3(a) below.
(2)Includes derivative liabilities and excludes liabilities associated with assets held for sale, provisions, deferred revenue, work in progress, post-employment benefits and other liabilities of $770 million.
(3)Class C shares are also classified as financial liabilities due to their cash redemption feature, however, these shares meet certain qualifying criteria and are therefore presented as equity instruments in accordance with IAS 32. See Note 18 for additional information.
Included in cash and cash equivalents as at June 30, 2025 is $234 million of cash (December 31, 2024: $340 million) and $379 million of cash equivalents (December 31, 2024: $668 million).
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2024:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,008	$1,008
Accounts and other receivable, net (current and non-current)	—	—	3,229	3,229
Financial assets (current and non-current) (1)	11	184	158	353
Total	$11	$184	$4,395	$4,590
Financial liabilities
Accounts payable and other (current and non-current) (1) (2)	$—	$55	$3,641	$3,696
Non-recourse borrowings in subsidiaries of the company (current and non-current)	—	—	8,490	8,490
Exchangeable and class B shares (3)	—	—	1,709	1,709
Total	$—	$55	$13,840	$13,895
____________________________________
(1)FVOCI includes derivative assets and liabilities designated in hedge accounting relationships. Refer to Hedging activities in Note 3(a) below.
(2)Includes derivative liabilities and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and other liabilities of $1,580 million.
(3)Class C shares are also classified as financial liabilities due to their cash redemption feature, however, these shares meet certain qualifying criteria and are therefore presented as equity instruments in accordance with IAS 32. See Note 18 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2025 and December 31, 2024 and
for the three and six months ended June 30, 2025 and 2024
(a)Hedging activities
Derivative instruments not designated in a hedging relationship are classified as FVTPL, with changes in fair value recognized in the unaudited interim condensed consolidated statements of operating results.
Net investment hedges
The company uses foreign exchange derivative contracts to manage foreign currency exposures arising from net investments in foreign operations. For the three and six month period ended June 30, 2025, a pre-tax net loss of $18 million and $40 million (June 30, 2024: pre-tax net gain of $56 million and $65 million, respectively), was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at June 30, 2025, there was a derivative asset balance of $63 million (December 31, 2024: $104 million) and derivative liability balance of $13 million (December 31, 2024: $36 million) relating to derivative contracts designated as net investment hedges.
Cash flow hedges
The company uses foreign exchange contracts and option contracts to hedge highly probable future transactions and interest rate contracts to hedge the cash flows on its floating rate borrowings. For the three and six month period ended June 30, 2025, a pre-tax net loss of $11 million and $31 million (June 30, 2024: pre-tax net gain of $31 million and $81 million, respectively) was recorded in other comprehensive income for the effective portion of cash flow hedges. As at June 30, 2025, there was an unrealized derivative asset balance of $35 million (December 31, 2024: $80 million) and a derivative liability balance of $18 million (December 31, 2024: $19 million) relating to the derivative contracts designated as cash flow hedges.
(b)Fair value hierarchical levels – financial instruments
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at June 30, 2025 and December 31, 2024:

	June 30, 2025		December 31, 2024
(US$ MILLIONS)	Level 1	Level 2	Level 1	Level 2
Financial assets
Derivative assets	$—	$98	$—	$184
Other financial assets	12	—	11	—
	$12	$98	$11	$184
Financial liabilities
Derivative liabilities	$—	$42	$—	$55
	$—	$42	$—	$55
There were no financial instruments with significant level 3 inputs as at June 30, 2025 and December 31, 2024.
There were no transfers between levels during the six months ended June 30, 2025.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2025 and December 31, 2024 and
for the three and six months ended June 30, 2025 and 2024
NOTE 4. FINANCIAL ASSETS

(US$ MILLIONS)	June 30, 2025	December 31, 2024
Current
Restricted cash	$72	$61
Derivative assets	66	106
Total current	$138	$167
Non-current
Restricted cash	$29	$22
Derivative assets	32	78
Loans and notes receivable	79	75
Other financial assets	12	11
Total non-current	$152	$186
NOTE 5. EXCHANGEABLE SHARES, CLASS B SHARES AND CLASS C SHARES
The exchangeable shares and the class B shares are classified as liabilities due to their exchangeable and cash redemption features. Upon issuance, the exchangeable shares and the class B shares were recognized at their fair values. Subsequent to initial recognition, the exchangeable shares and the class B shares are recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one LP Unit.
As at June 30, 2025, Brookfield Holders owned approximately 67% of the issued and outstanding exchangeable shares. The Brookfield Holders have agreed that all decisions to be made with respect to the exchangeable shares will be made jointly among the Brookfield Holders.
During the six months ended June 30, 2025, 184 exchangeable shares were exchanged into LP Units (June 30, 2024: 3). During the six months ended June 30, 2025, the company repurchased 2,957,523 exchangeable shares (June 30, 2024: nil). As at June 30, 2025, the exchangeable shares and the class B shares were remeasured to reflect the closing price of one LP Unit, which was valued at $25.93 per unit. Remeasurement gains or losses associated with the exchangeable shares and class B shares are recorded in remeasurement of exchangeable and class B shares in the unaudited interim condensed consolidated statements of operating results. During the three and six months ended June 30, 2025, $5 million and $9 million of dividends, respectively (June 30, 2024: $4 million and $9 million of dividends, respectively) were declared on the outstanding exchangeable shares of the company and included in interest income (expense), net in the unaudited interim condensed consolidated statements of operating results.
The following table provides a continuity schedule of outstanding exchangeable shares, and the class B shares, along with the carrying value of the corresponding liability and remeasurement gains and losses:

	Exchangeable shares outstanding (Shares)	Class B shares outstanding (Shares)	Exchangeable shares and class B shares (US$ Millions)
Balance as at January 1, 2025	72,954,446	1	$1,709
Repurchased and canceled	(2,957,523)	—	(77)
Shares exchanged to LP Units	(184)	—	—
Remeasurement (gains) losses	—	—	183
Balance as at June 30, 2025	69,996,739	1	$1,815
Similar to the exchangeable shares and class B shares, the class C shares are classified as liabilities due to their cash redemption feature. However, the class C shares, the most subordinated class of all the company’s classes of common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 18 for further details related to class C shares.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2025 and December 31, 2024 and
for the three and six months ended June 30, 2025 and 2024
NOTE 6. ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	June 30, 2025	December 31, 2024
Current, net	$1,254	$1,337
Non-current, net
Accounts receivable	87	100
Retainer on customer contract	69	55
Billing rights	697	597
Loan receivable from Brookfield Business Partners (1)	1,127	1,140
Total non-current, net	$1,980	$1,892
Total	$3,234	$3,229
____________________________________
(1)See Note 19 for additional information.
Non-current billing rights primarily represent unbilled rights from the company’s water and wastewater operation in Brazil from revenues earned from the construction of public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
The company’s construction operation has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract. The retention balance included in the current accounts and other receivable, net as at June 30, 2025 was $36 million (December 31, 2024: $120 million).
NOTE 7. OTHER ASSETS

(US$ MILLIONS)	June 30, 2025	December 31, 2024
Current
Work in progress (1)	$41	$138
Prepayments and other assets	205	222
Assets held for sale	6	11
Total current	$252	$371
Non-current
Prepayments and other assets	$265	$256
Total non-current	$265	$256
____________________________________
(1)See Note 13 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2025 and December 31, 2024 and
for the three and six months ended June 30, 2025 and 2024
NOTE 8. PROPERTY, PLANT AND EQUIPMENT
The following table presents the change in the balance of property, plant and equipment for the six-month period ended June 30, 2025 and the twelve-month period ended December 31, 2024:

(US$ MILLIONS)	June 30, 2025	December 31, 2024
Gross carrying amount
Balance at beginning of period	$3,225	$3,398
Additions (cash and non-cash)	95	182
Dispositions (1)	(2,996)	(39)
Assets reclassified as held for sale	(32)	(2)
Foreign currency translation and other	107	(314)
Balance at end of period	$399	$3,225
Accumulated depreciation and impairment
Balance at beginning of period	$(745)	$(655)
Depreciation and impairment expense	(91)	(189)
Dispositions (1)	622	31
Assets reclassified as held for sale	22	1
Foreign currency translation and other	(26)	67
Balance at end of period	$(218)	$(745)
Net book value (2)	$181	$2,480
____________________________________
(1)Reflects the deconsolidation of the company’s healthcare services operation. See Note 14(i) for additional information.
(2)Includes right-of-use assets of $99 million as at June 30, 2025 (December 31, 2024: $221 million).
NOTE 9. INTANGIBLE ASSETS
The following table presents the change in the balance of intangible assets for the six-month period ended June 30, 2025 and the twelve-month period ended December 31, 2024:

(US$ MILLIONS)	June 30, 2025	December 31, 2024
Gross carrying amount
Balance at beginning of period	$7,650	$8,163
Additions	100	239
Dispositions (1)	(189)	(13)
Acquisitions through business combinations	—	11
Foreign currency translation	370	(750)
Balance at end of period	$7,931	$7,650
Accumulated amortization
Balance at beginning of period	$(1,684)	$(1,232)
Amortization and impairment expense	(291)	(614)
Dispositions (1)	104	12
Foreign currency translation	(80)	150
Balance at end of period	$(1,951)	$(1,684)
Net book value	$5,980	$5,966
____________________________________
(1)Reflects the deconsolidation of the company’s healthcare services operation. See Note 14(i) for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2025 and December 31, 2024 and
for the three and six months ended June 30, 2025 and 2024
Included within intangible assets are customer relationship intangible assets pertaining to continuing relationships with many of the company’s customers that contribute to the revenues and cash flows generated by the company’s respective operations. The company has recognized customer relationships from the acquisition of its dealer software and technology services operation in 2022. These customer relationships were valued at the date of acquisition using a multi-period excess earnings approach and have a carrying value of $2.6 billion as at June 30, 2025 (December 31, 2024: $2.7 billion) with a remaining useful life of 12 years.
NOTE 10. GOODWILL
The following table presents the change in the balance of goodwill for the six-month period ended June 30, 2025 and the twelve-month period ended December 31, 2024:

(US$ MILLIONS)	June 30, 2025	December 31, 2024
Balance at beginning of period	$4,988	$5,702
Acquisitions through business combinations	—	24
Impairment losses	—	(661)
Foreign currency translation	30	(77)
Balance at end of period	$5,018	$4,988
NOTE 11. EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the balance of equity accounted investments for the six-month period ended June 30, 2025 and the twelve-month period ended December 31, 2024:

(US$ MILLIONS)	June 30, 2025	December 31, 2024
Balance at beginning of period	$198	$222
Additions	11	—
Dispositions	(12)	—
Share of net income (loss)	5	8
Distributions received	(9)	(18)
Foreign currency translation and other	(6)	(14)
Balance at end of period	$187	$198

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2025 and December 31, 2024 and
for the three and six months ended June 30, 2025 and 2024
NOTE 12. ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	June 30, 2025	December 31, 2024
Current
Accounts payable	$755	$829
Accrued and other liabilities	872	919
Lease liabilities	42	44
Financial liabilities	65	122
Work in progress (1)	354	382
Provisions and decommissioning liabilities	45	689
Liabilities associated with assets held for sale	—	5
Total current (2)	$2,133	$2,990
Non-current
Accounts payable	$104	$81
Accrued and other liabilities	343	323
Lease liabilities	70	236
Financial liabilities	56	1,266
Work in progress (1)	42	36
Provisions and decommissioning liabilities	233	344
Total non-current (2)	$848	$2,286
____________________________________
(1)See Note 13 for additional information.
(2)Reflects the deconsolidation of the company’s healthcare services operation. See Note 14(i) for additional information.
NOTE 13. CONTRACTS IN PROGRESS

(US$ MILLIONS)	June 30, 2025	December 31, 2024
Contract costs incurred to date	$11,709	$11,015
Profit recognized to date	109	155
	$11,818	$11,170
Less: progress billings	(12,173)	(11,450)
Contract work in progress (liability)	$(355)	$(280)
Comprising:
Amounts due from customers – work in progress	$41	$138
Amounts due to customers – creditors	(396)	(418)
Net work in progress	$(355)	$(280)

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2025 and December 31, 2024 and
for the three and six months ended June 30, 2025 and 2024
NOTE 14. BORROWINGS
Current and non-current non-recourse borrowings in subsidiaries of the company as at June 30, 2025, net of deferred financing costs and other accounting adjustments were $114 million and $7,826 million (December 31, 2024: $111 million and $8,379 million). Non-recourse borrowings in subsidiaries of the company include borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
The company has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements are primarily composed of term loans, credit facilities, and notes and debentures which are subject to fixed or floating rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants.
As at June 30, 2025, the company’s operations were in compliance with or had obtained waivers related to all material covenant requirements, and the company continues to work with its subsidiaries to monitor performance against such covenant requirements.
(i)Healthcare services
On May 26, 2025, the company’s healthcare services operation entered receivership due to an event of default under their credit agreement after unsuccessful efforts to negotiate with key stakeholders on a sustainable long-term solution for the business. Following the appointment of a receiver and transition of oversight of the operations, the company ceased to have control of the business and therefore, deconsolidated the net liabilities of the business, and recorded a pre-tax net gain of $236 million in the unaudited interim condensed consolidated statements of operating results, included in other income (expense). Upon deconsolidation, the company derecognized property, plant and equipment of $2,361 million, accounts payable and other liabilities of $2,008 million, non-recourse borrowings of $950 million, accounts receivable of $171 million and other net assets of $237 million related to its healthcare services operation. The results of the healthcare services operation are included in the company’s unaudited interim condensed consolidated statement of operating results up until the company lost control of the business on May 26, 2025.
NOTE 15. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Attributable to Brookfield Business Partners
The following tables present the changes in accumulated other comprehensive income (loss) reserves attributable to Brookfield Business Partners for the six-month period ended June 30, 2025 and 2024:

(US$ MILLIONS)	Foreign currency translation	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2025	$(547)	$125	$(422)
Other comprehensive income (loss)	81	(80)	1
Balance as at June 30, 2025	$(466)	$45	$(421)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2024	$(427)	$62	$(365)
Other comprehensive income (loss)	(63)	44	(19)
Balance as at June 30, 2024	$(490)	$106	$(384)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2025 and December 31, 2024 and
for the three and six months ended June 30, 2025 and 2024
NOTE 16. DIRECT OPERATING COSTS
The company has no key employees or directors and does not remunerate key management personnel. Key decision makers of the company are all employees of Brookfield or its subsidiaries, which provide management services under the Master Services Agreement with Brookfield (“Master Services Agreement”). Details of the allocations of costs incurred by Brookfield on behalf of the company are disclosed in Note 19.
Direct operating costs are costs incurred to earn revenues and include all attributable expenses. The following table presents direct operating costs by nature for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2025	2024	2025	2024
Inventory costs	$84	$123	$191	$245
Subcontractor and consultant costs	670	782	1,350	1,379
Concession construction materials and labor costs	43	38	79	78
Depreciation and amortization expense	186	194	382	390
Compensation	412	463	882	902
Other direct costs	300	260	600	518
Total	$1,695	$1,860	$3,484	$3,512
Other direct costs include freight, cost of construction expensed and expected credit loss provisions on financial assets.
NOTE 17. REVENUES
(a)Timing of recognition of revenues from contracts with customers
The following table summarizes the company’s revenues by timing of revenue recognition for the total revenues from contracts with customers for the three and six months ended June 30, 2025 and 2024.

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2025	2024	2025	2024
Timing of revenue recognition
Goods and services provided at a point in time	$550	$714	$1,222	$1,428
Services transferred over a period of time	1,310	1,215	2,604	2,366
Total revenues from contracts with customers	$1,860	$1,929	$3,826	$3,794
(b)Revenues by geography
The following table summarizes the company’s total revenues by geography for the three and six months ended June 30, 2025 and June 30, 2024:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2025	2024	2025	2024
Australia	$885	$1,118	$1,868	$2,037
United States	398	299	809	753
United Kingdom	299	250	611	463
Brazil	199	197	379	403
Canada	74	60	144	130
Other	5	5	15	8
Total revenues from contracts with customers	$1,860	$1,929	$3,826	$3,794

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2025 and December 31, 2024 and
for the three and six months ended June 30, 2025 and 2024
NOTE 18. EQUITY
The following table provides a continuity of the company’s outstanding equity for the six-month period ended June 30, 2025:

	Class C shares
	Shares outstanding (Shares)	Share capital (US$ Millions)
Balance as at January 1, 2025	25,934,120	$737
Contributions	—	77
Balance as at June 30, 2025	25,934,120	$814
The company’s share capital is comprised of exchangeable shares, class B shares and class C shares. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B shares, and the class C shares are classified as financial liabilities. However, the class C shares, the most subordinated of all of the company’s classes of common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 5 for further details related to the exchangeable shares and the class B shares.
NOTE 19. RELATED PARTY TRANSACTIONS
In the normal course of operations, the company entered into the transactions below with related parties. The ultimate parent of the company is Brookfield Corporation. Other related parties of the company represent Brookfield Corporation’s subsidiaries, affiliates, and operating entities.
Pursuant to the Master Services Agreement, on a quarterly basis, the Service Recipients pay a base management fee, referred to as the Base Management Fee, to Service Providers, equal to 0.3125% per quarter (1.25% annually) of the total capitalization of Brookfield Business Partners. For purposes of calculating the Base Management Fee, the total capitalization of Brookfield Business Partners is equal to the quarterly volume-weighted average trading price of an LP Unit on the principal stock exchange for the LP Units (based on trading volumes) multiplied by the number of LP Units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into LP Units of Brookfield Business Partners L.P.), plus the value of securities of the other service recipients (including the exchangeable shares) that are not held by Brookfield Business Partners, plus all outstanding debt with recourse to a service recipient, less all cash held by such entities.
The company is responsible for paying its proportionate share of the total Base Management Fee in connection with the Master Services Agreement. The Base Management Fee attributable to the company for the three and six month period ended June 30, 2025 were $8 million and $15 million, respectively (June 30, 2024: $6 million and $12 million, respectively). The expense related to the services received under the Master Services Agreement has been recorded as part of general and administrative expenses in the unaudited interim condensed consolidated statements of operating results.
An integral part of the company’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the company’s investment mandate. In the normal course of business, the group and institutional investors have made commitments to Brookfield-sponsored private equity funds, and in connection therewith, the group, together with institutional investors, has access to short-term financing using the private equity funds’ credit facilities to facilitate investments that Brookfield has determined to be in the group’s best interests.
In addition, Brookfield has entered into indemnity agreements with the company related to certain construction projects in the Middle East region that were in place prior to the creation of Brookfield Business Partners. Under these indemnity agreements, Brookfield has agreed to indemnify or refund the company, as appropriate, for the receipt of payments relating to such projects.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2025 and December 31, 2024 and
for the three and six months ended June 30, 2025 and 2024
Brookfield entered into a commitment agreement with the partnership in 2022 to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the partnership (including subsidiaries of the company). Brookfield will have the right to cause the company or Brookfield Business Partners to redeem the preferred securities at par plus accrued and unpaid dividends to the extent of any net proceeds received by the company or Brookfield Business Partners from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option. As at June 30, 2025, the amount subscribed from the company was $nil (December 31, 2024: $nil) and the amount subscribed from Brookfield Business Partners was $725 million (December 31, 2024: $725 million) with an annual dividend of 7%. The remaining capacity available on the commitment agreement with Brookfield is $25 million.
The company has entered into two credit agreements with Brookfield Business Partners, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility, maturing on March 15, 2032 (unless terminated by the lender in accordance with the agreement after the fifth anniversary), to facilitate the movement of cash within the group. The credit agreement under which the company is the borrower permits it to borrow up to $1 billion from Brookfield Business Partners, and the other permits Brookfield Business Partners to borrow up to $1 billion from the company. Each credit facility contemplates a deposit arrangement pursuant to which the lender thereunder would, with the consent of the borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest. As at June 30, 2025, the net amount outstanding on deposit is $524 million payable to Brookfield Business Partners included in accounts payable and other (December 31, 2024: $470 million payable to Brookfield Business Partners).
Brookfield Business Partners provided the company an equity commitment in the amount of $2 billion. The equity commitment may be called by the company in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Business Partners, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which the exchangeable shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, by $25.00 per share. The equity commitment will be available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that Brookfield Business Partners continues to control the company and has the ability to elect a majority of the Board of Directors.
From time to time, Brookfield may place funds on deposit with Brookfield Business Partners and the company, on terms approved by the independent directors of the company. Interest earned or incurred on such deposits is at market terms. As at June 30, 2025, the deposit from Brookfield was $nil (December 31, 2024: $nil) and the company incurred interest expense of $nil for the three and six months ended June 30, 2025 on these deposits (June 30, 2024: $nil).
A wholly-owned subsidiary of the company fully and unconditionally guaranteed the obligations of Brookfield Business Partners under Brookfield Business Partners’ $2.35 billion bilateral credit facilities with global banks and its $1 billion revolving acquisition credit facility with Brookfield.
As at June 30, 2025, the company had a loan receivable of $1.1 billion from Brookfield Business Partners in connection with the proceeds received from the disposition of the company’s nuclear technology services operation in 2023. The loan receivable is non-interest bearing and is due on demand and included in accounts and other receivable, net.
The following table summarizes revenues the company has earned from transactions with related parties for the three and six month periods ended June 30, 2025 and 2024:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2025	2024	2025	2024
Revenues (1)	$47	$54	$91	$81
____________________________________
(1)The company provides construction services to affiliates of Brookfield.
The following table summarizes balances with related parties as at June 30, 2025 and December 31, 2024:

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2025 and December 31, 2024 and
for the three and six months ended June 30, 2025 and 2024

(US$ MILLIONS)	June 30, 2025	December 31, 2024
Accounts and other receivable, net	$1,419	$1,431
Accounts payable and other	545	473
Non-recourse borrowings in subsidiaries of the company	39	44
NOTE 20. DERIVATIVE FINANCIAL INSTRUMENTS
The company’s activities expose it to a variety of financial risks, including market risk (currency risk and interest rate risk) and liquidity risk. The company and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
The aggregate fair values of the company’s derivative financial instruments are as follows:

	June 30, 2025		December 31, 2024
(US$ MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Foreign exchange contracts	$63	$(24)	$104	$(36)
Cross currency swaps	18	(13)	30	(14)
Interest rate derivatives	17	(5)	50	(5)
Total	$98	$(42)	$184	$(55)
Total current	$66	$(35)	$106	$(46)
Total non-current	$32	$(7)	$78	$(9)
NOTE 21. SUPPLEMENTAL CASH FLOW INFORMATION

	Six Months Ended June 30,
(US$ MILLIONS)	2025	2024
Net interest paid (received)	$266	$353
Net income taxes paid (received)	14	50
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.
Details of “Changes in non-cash working capital, net” on the unaudited interim condensed consolidated statements of cash flow are as follows:

	Six Months Ended June 30,
(US$ MILLIONS)	2025	2024
Accounts and other receivable	$70	$(101)
Inventory	(7)	(5)
Other assets	(53)	(111)
Accounts payable and other	(30)	120
Changes in non-cash working capital, net	$(20)	$(97)

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2025 and December 31, 2024 and
for the three and six months ended June 30, 2025 and 2024
NOTE 22. SUBSEQUENT EVENTS
(a)Sale of an interest into new evergreen private equity fund
On July 4, 2025, the company completed the previously announced sale of an approximate 7% interest in its dealer software and technology services operation to a new evergreen private equity fund, managed by Brookfield Asset Management.
In exchange, the company will receive units of the new evergreen fund which are expected to be redeemed for cash during the 18-month period following the initial closing of the fund, expected later this year.
(b)    Dividend
On July 31, 2025, the Board of Directors declared a quarterly dividend in the amount of $0.0625 per exchangeable share, payable on September 29, 2025 to shareholders of record as at the close of business on August 29, 2025.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction
The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Business Corporation (our “company”). This MD&A is dated August 7, 2025 and has been approved by the Board of Directors of our company (the “Board of Directors”) for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this MD&A, pursuant to the authority delegated to it by the Board of Directors. The terms “we”, “us” and “our” refer to Brookfield Business Corporation, and our company’s direct and indirect operating entities as a group. This MD&A should be read in conjunction with our company’s most recently issued annual financial statements. Additional information is available on our website at https://bbu.brookfield.com/bbuc/overview, on SEDAR+ at www.sedarplus.ca and on EDGAR’s website at www.sec.gov.
The class A exchangeable subordinate voting shares (each, an “exchangeable share”) of our company are structured with the intention of being economically equivalent to the non-voting limited partnership units (“LP Units”) of Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN) (the “partnership”, the “parent company” or, collectively with its subsidiaries, but excluding our company, “Brookfield Business Partners”). Brookfield Business Partners, our company and respective subsidiaries are referred to collectively as our “group”. Brookfield Corporation (“Brookfield Corporation” or together with its controlled subsidiaries, excluding the group, “Brookfield”), is the ultimate parent of the company and the group. “Brookfield Holders” refers to Brookfield, Brookfield Wealth Solutions Ltd. and their related parties. We believe economic equivalence is achieved through targeting identical dividends and distributions on the exchangeable shares and the LP Units and each exchangeable share being exchangeable at the option of the holder for one LP Unit of the partnership at any time. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the LP Units and the combined business performance of our company and Brookfield Business Partners as a whole. In addition to carefully considering the disclosures made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting, including the partnership’s unaudited interim condensed consolidated financial statements and MD&A for the three and six months ended June 30, 2025. The partnership is required to file reports, including annual reports on Form 20-F and interim reports on Form 6-K, respectively, and other information with the United States Securities and Exchange Commission (the “SEC”). The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedarplus.ca. Information about the partnership, including its SEC filings, is also available on its website at https://bbu.brookfield.com. The information found on, or accessible through, https://bbu.brookfield.com is not incorporated into and does not form a part of this MD&A.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Statements” for further information.
Cautionary Statement Regarding Forward-Looking Statements and Information
This MD&A contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of our group, as well as regarding recently completed and proposed acquisitions, dispositions and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of our group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and result of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.
1

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following:
•the cyclical nature of our operating businesses and general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation, commodity prices, and volatility in the financial markets;
•the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits;
•business competition, including competition for acquisition opportunities;
•strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom;
•restrictions on our ability to engage in certain activities or make distributions due to our indebtedness;
•global equity and capital markets and the availability of equity and debt financing and refinancing within these markets;
•changes to our credit ratings;
•changes to U.S. laws or policies, including changes in U.S. domestic and economic policies as well as foreign trade policies and tariffs;
•technological change;
•the ability to obtain insurance for our business operations;
•labor disruptions and economically unfavorable collective bargaining agreements;
•litigation;
•investments in jurisdictions with less developed legal systems;
•our group does not have control over all of the businesses in which we own investments;
•changes to the market price of any investments in public companies;
•our compliance with environmental laws and the broader impacts of climate change;
•cybersecurity incidents;
•the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism;
•the effectiveness of our internal controls over financial reporting;
•the market price of the exchangeable shares and units may be volatile;
•political instability and unfamiliar cultural factors;
•changes in government policy and legislation;
•federal, state and foreign anti-corruption and trade sanctions laws and restrictions on foreign direct investment applicable to us and our group’s operating businesses create the potential for significant liabilities and penalties, the inability to complete transactions, imposition of significant costs and burdens, and reputational harm;
•operational or business risks that are specific to any of our operating businesses;
•reliance on third party service providers;
•catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics;
•Brookfield’s significant influence over our group;
•the lack of an obligation of Brookfield to source acquisition opportunities to our group;
•the departure of some or all of Brookfield’s professionals;
2

•control of our company, the partnership or the general partner of the partnership may change without unitholder or shareholder consent;
•Brookfield may increase its ownership in our company;
•the Master Services Agreement and our group’s other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our shareholders;
•conflicts of interest between our company and our shareholders, on the one hand, and Brookfield, on the other hand;
•our arrangements with Brookfield may contain terms that are less favorable than those which otherwise might have been unrelated parties;
•our company is not entitled to terminate the Master Services Agreement and the general partner of the partnership may be unable or unwilling to do so;
•the limited liability of, and our company’s indemnification of, the Service Providers;
•Brookfield’s relationship with Oaktree Capital Group, LLC, together with its affiliates;
•our company may become regulated as an investment company under the U.S. Investment Company Act of 1940, as amended;
•future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the exchangeable shares;
•limits on shareholders’ ability to obtain favorable judicial forum for disputes related to Brookfield Business Partners or to enforce judgements against our group;
•changes in tax law and practice; and
•other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including those set forth in the “Risk Factors” section in our annual report on Form 20-F for the year ended December 31, 2024 (our “2024 Annual Report”).
Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.
For a more comprehensive list of risks and uncertainties, please refer to our 2024 Annual Report under the heading “Risk Factors” available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of our company to be materially different from those contained in forward-looking statements or information. Given these risks, assumptions and uncertainties, the reader should not place undue reliance on forward-looking statements or information as a prediction of actual results. We qualify any and all of our forward looking statements by these cautionary factors. Although the forward-looking statements and information contained in this MD&A are based upon what we believe to be reasonable assumptions, we cannot assure investors that actual results will be consistent with these forward-looking statements and information. We undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise, except as required by law.
Basis of Presentation
The financial information in this MD&A is derived from the financial information included in the unaudited interim condensed consolidated financial statements of our company, prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and using the accounting policies our company applied in its annual consolidated financial statements as at and for the year ended December 31, 2024. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million, unless otherwise indicated. The unaudited interim condensed consolidated financial statements include the accounts of our company and its consolidated subsidiaries, which are the entities over which our company has control.
3

Overview of Our Company
Our company is a Canadian corporation established by Brookfield Business Partners as an alternative vehicle for investors who prefer investing in our group’s operations through a corporate structure. Each exchangeable share of our company is exchangeable at the option of the holder for one LP Unit or its cash equivalent and structured with the intention of providing an economic return equivalent to one LP Unit. Through our operating subsidiaries, we own and operate high-quality services and industrial operations that benefit from a strong competitive position and provide essential products and services. We seek to build value by pursuing an operations-oriented approach to enhancing cash flows and opportunistically recycling capital to grow our existing operations and make new acquisitions. We strive to ensure that all our operations have a clear, concise business strategy built on competitive advantages, while focusing on profitability and the sustainability of cash flows.
Deconsolidation of our healthcare services
On May 26, 2025, our healthcare services operation entered receivership due to an event of default under their credit agreement after unsuccessful efforts to negotiate with key stakeholders on a sustainable long-term solution for the business. Following the appointment of a receiver and transition of oversight of the operations, we ceased to have control of the business and therefore, deconsolidated the net liabilities of the operation and recorded a pre-tax net gain of $236 million in the unaudited interim condensed consolidated statements of operating results, included in other income (expense), net. The results of the healthcare services operation are included in the company’s unaudited interim condensed consolidated statement of operating results up until the company lost control of the business on May 26, 2025.
Review of Consolidated Results of Operations
The table below summarizes our results of operations for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2025	2024	2025	2024
Revenues	$1,860	$1,929	$3,826	$3,794
Direct operating costs	(1,695)	(1,860)	(3,484)	(3,512)
General and administrative expenses	(69)	(77)	(144)	(141)
Interest income (expense), net	(212)	(203)	(431)	(413)
Equity accounted income (loss)	2	2	5	3
Impairment reversal (expense), net	—	—	—	(2)
Remeasurement of exchangeable and class B shares	(176)	237	(183)	126
Other income (expense), net	236	(59)	202	(70)
Income (loss) before income tax	(54)	(31)	(209)	(215)
Income tax (expense) recovery
Current	14	16	(9)	(28)
Deferred	17	55	60	109
Net income (loss)	$(23)	$40	$(158)	$(134)
Attributable to:
Brookfield Business Partners	$(120)	$124	$(178)	$(26)
Non-controlling interests	97	(84)	20	(108)
	$(23)	$40	$(158)	$(134)
Comparison of the three and six months ended June 30, 2025 and 2024
For the three months ended June 30, 2025, net loss increased by $63 million to $23 million, compared to net income of $40 million for the three months ended June 30, 2024. Current period results included a $176 million remeasurement loss on our exchangeable and class B shares that are classified as liabilities under IFRS® Accounting Standards and a $236 million net gain recognized upon deconsolidation of our healthcare services operation. As at June 30, 2025, the exchangeable and class B shares were remeasured to reflect the closing price of $25.93 per unit.
For the six months ended June 30, 2025, net loss increased by $24 million to $158 million, compared to $134 million for the six months ended June 30, 2024. This is primarily due to the same factors described above.
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Revenues
Revenues for the three months ended June 30, 2025 of $1,860 million decreased by $69 million, compared to $1,929 million for the three months ended June 30, 2024. The decrease was primarily due to the deconsolidation of our healthcare services operation in May 2025, partially offset by the absence of one-time billing credits offered to customers following a cybersecurity incident at our dealer software and technology services operation in the prior period.
For the six months ended June 30, 2025, revenues increased by $32 million to $3,826 million, compared to $3,794 million for the six months ended June 30, 2024. The increase was primarily due to higher revenues at our construction operation as a result of increased activity, combined with the factors described above.
Direct operating costs
For the three months ended June 30, 2025, direct operating costs decreased by $165 million to $1,695 million, compared to $1,860 million for the three months ended June 30, 2024. The decrease was primarily due to the deconsolidation of our healthcare services operation in May 2025.
For the six months ended June 30, 2025, direct operating costs decreased by $28 million to $3,484 million, compared to $3,512 million for the six months ended June 30, 2024. The decrease was primarily due to the same factors described above, partially offset by higher costs within our construction operation as a result of increased activity.
Interest income (expense), net
For the three months ended June 30, 2025, net interest expense increased by $9 million to $212 million, compared to $203 million for the three months ended June 30, 2024. The increase was primarily due to interest expense incurred on deposits received from Brookfield Business Partners under the credit agreement as described in Note 19 of the unaudited interim condensed consolidated financial statements and the impact of higher interest rates on borrowings within our water and wastewater operation. Interest expense includes $9 million of dividends declared on the exchangeable shares (June 30, 2024: $9 million).
For the six months ended June 30, 2025, net interest expense increased by $18 million to $431 million, compared to $413 million for the six months ended June 30, 2024. The increase was primarily due to the same factors described above.
Remeasurement of exchangeable and class B shares
For the three months ended June 30, 2025, the remeasurement loss on exchangeable shares and class B shares was $176 million compared to a remeasurement gain of $237 million for the three months ended June 30, 2024. The exchangeable shares and class B shares were remeasured to reflect the closing price of one LP Unit, valued at $25.93 per unit as at June 30, 2025.
For the six months ended June 30, 2025, the remeasurement loss on exchangeable shares and class B shares was $183 million compared to a remeasurement gain of $126 million for the six months ended June 30, 2024.
Other income (expense), net
For the three months ended June 30, 2025, net other income (expense) increased by $295 million to net other income of $236 million, compared to net other expense of $59 million for the three months ended June 30, 2024. For the three months ended June 30, 2025, the components of other income (expense), net include $236 million of net gain recognized upon deconsolidation of our healthcare services operation, $4 million of business separation expenses, stand-up costs and restructuring charges and $4 million of other income. For the three months ended June 30, 2024, the components of other income (expense), net include $82 million related to provisions recorded at our construction operation, $47 million on net gains on debt modifications and extinguishment, $10 million of business separation expenses, stand-up costs and restructuring charges and $14 million of other expenses.
For the six months ended June 30, 2025, net other income (expense) increased by $272 million to net other income of $202 million, compared to net other expense of $70 million for the six months ended June 30, 2024. For the six months ended June 30, 2025, the components of other income (expense), net include $236 million of net gain recognized upon deconsolidation of our healthcare services operation, $16 million of business separation expenses, stand-up costs and restructuring charges and $18 million of other expenses. For the six months ended June 30, 2024, the components of other income (expense), net include $82 million related to provisions recorded at our construction operation, $47 million of net gains on debt modification and extinguishment, $14 million of business separation expenses, stand-up costs and restructuring charges, $10 million of realized net revaluation gains and $31 million of other expenses.
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Income tax (expense) recovery
For the three months ended June 30, 2025, current income tax recovery decreased by $2 million to $14 million, compared to $16 million for the three months ended June 30, 2024. Deferred income tax recovery for the three months ended June 30, 2025 decreased by $38 million to $17 million, compared to $55 million for the three months ended June 30, 2024. The decrease in deferred income tax recovery was primarily due to utilization of existing tax losses and decreased recognition of deferred tax assets within our construction operation and our dealer software and technology services operation.
For the six months ended June 30, 2025, current income tax expense decreased by $19 million to $9 million, compared to $28 million for the six months ended June 30, 2024. The decrease in current income tax expense was primarily due to lower taxable income within our dealer software and technology services operation combined with utilization of existing tax losses in our construction operation. Deferred income tax recovery for the six months ended June 30, 2025 decreased by $49 million to $60 million, compared to $109 million for the six months ended June 30, 2024. The decrease is primarily due to the same factors described above, combined with the derecognition of tax attributes within our healthcare services operation which was deconsolidated in May 2025.
Summary of Results
Quarterly results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2025		2024				2023
(US$ MILLIONS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$1,860	$1,966	$2,209	$2,205	$1,929	$1,865	$1,946	$1,964
Direct operating costs	(1,695)	(1,789)	(2,041)	(2,015)	(1,860)	(1,652)	(1,749)	(1,760)
General and administrative expenses	(69)	(75)	(107)	(78)	(77)	(64)	(78)	(66)
Interest income (expense), net	(212)	(219)	(212)	(207)	(203)	(210)	(206)	(227)
Equity accounted income (loss)	2	3	2	3	2	1	2	1
Impairment reversal (expense), net	—	—	(689)	—	—	(2)	(599)	—
Remeasurement of exchangeable and class B shares	(176)	(7)	(9)	(325)	237	(111)	(392)	148
Other income (expense), net	236	(34)	(469)	(127)	(59)	(11)	44	(51)
Income (loss) before income tax	(54)	(155)	(1,316)	(544)	(31)	(184)	(1,032)	9
Income tax (expense) recovery
Current	14	(23)	(8)	(14)	16	(44)	(5)	(40)
Deferred	17	43	42	47	55	54	1	71
Net income (loss) from continuing operations	$(23)	$(135)	$(1,282)	$(511)	$40	$(174)	$(1,036)	$40
Discontinued operations:
Net income (loss) from discontinued operations(1)	—	—	—	—	—	—	3,885	(33)
Net income (loss)	$(23)	$(135)	$(1,282)	$(511)	$40	$(174)	$2,849	$7
Attributable to:
Brookfield Business Partners	$(120)	$(58)	$(396)	$(466)	$124	$(150)	$454	$97
Non-controlling interests	97	(77)	(886)	(45)	(84)	(24)	2,395	(90)
	$(23)	$(135)	$(1,282)	$(511)	$40	$(174)	$2,849	$7
____________________________________
(1)Relates to our former investment in a nuclear technology services operation which was sold in November 2023.
Revenues and operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors and commodity market volatility. Net income is impacted by periodic monetization gains, impairment losses and gains or losses on remeasurement of exchangeable shares.
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Review of Consolidated Financial Position
The following table is a summary of the unaudited interim condensed consolidated statements of financial position as at June 30, 2025 and December 31, 2024:

			Change
(US$ MILLIONS)	June 30, 2025	December 31, 2024	June 30, 2025 vs December 31, 2024
Assets
Cash and cash equivalents	$613	$1,008	$(395)
Financial assets	290	353	(63)
Accounts and other receivable, net	3,234	3,229	5
Inventory, net	26	52	(26)
Other assets	517	627	(110)
Property, plant and equipment	181	2,480	(2,299)
Deferred income tax assets	236	197	39
Intangible assets	5,980	5,966	14
Equity accounted investments	187	198	(11)
Goodwill	5,018	4,988	30
	$16,282	$19,098	$(2,816)
Liabilities and Equity
Liabilities
Accounts payable and other	$2,981	$5,276	$(2,295)
Non-recourse borrowings in subsidiaries of the company	7,940	8,490	(550)
Exchangeable and class B shares	1,815	1,709	106
Deferred income tax liabilities	967	988	(21)
	$13,703	$16,463	$(2,760)
Equity
Brookfield Business Partners	$(159)	$(59)	$(100)
Non-controlling interests	2,738	2,694	44
	2,579	2,635	(56)
	$16,282	$19,098	$(2,816)
Financial assets
Financial assets decreased by $63 million to $290 million as at June 30, 2025, compared to $353 million as at December 31, 2024. The balance comprises loans and notes receivable, derivative contracts, restricted cash, and other financial assets. The decrease was primarily due to fair value movements in derivative assets at our dealer software and technology services operation and our water and wastewater operation.
Accounts receivable and other, net
Accounts receivable and other, net increased by $5 million to $3,234 million as at June 30, 2025, compared to $3,229 million as at December 31, 2024. The increase was primarily due to timing of billed receivables in our water and wastewater operation and the impact of foreign currency movements within our operations. These factors were mostly offset by a decrease in accounts receivables at our construction operation due to recoveries during the period and deconsolidation of our healthcare services operation.
Other assets
Other assets decreased by $110 million to $517 million as at June 30, 2025, compared to $627 million as at December 31, 2024. The decrease was primarily due to the deconsolidation of our healthcare services operation partially offset by higher other assets within our construction operation.
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Property, plant & equipment and intangible assets
PP&E decreased by $2,299 million to $181 million as at June 30, 2025, compared to $2,480 million as at December 31, 2024. This was primarily due to the deconsolidation of our healthcare services operation which reduced PP&E by $2,320 million, and regular depreciation expense of $91 million, partially offset by net additions to PP&E and the impact of foreign exchange movements. As at June 30, 2025, PP&E included $99 million of right-of-use assets (December 31, 2024: $221 million).
Intangible assets increased by $14 million to $5,980 million as at June 30, 2025, compared to $5,966 million as at December 31, 2024. The increase was primarily due to additions at our water and wastewater operation and the impact of foreign exchange movements, partially offset by regular amortization expense and deconsolidation of our healthcare services operation.
Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Capital expenditures were primarily related to production costs associated with developing or enhancing proprietary technology as well as maintenance of computer and hosting equipment at our dealer software and technology services operation. In addition, we included additions to intangible assets in our water and wastewater operation within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the three and six months ended June 30, 2025 were $51 million and $73 million, respectively (June 30, 2024: $47 million and $98 million, respectively).
Accounts payable and other
Accounts payable and other decreased by $2,295 million to $2,981 million as at June 30, 2025, compared to $5,276 million as at December 31, 2024. The decrease was primarily due to the deconsolidation of our healthcare services operation which reduced liabilities by $1,986 million, combined with lower liabilities in our dealer software and technology services operation due to payment of a litigation settlement.
Non-recourse borrowings in subsidiaries of the company
Borrowings are discussed in “Liquidity and Capital Resources”.
Equity
On August 15, 2024, the TSX accepted a notice filed by our company of its intention to renew its normal course issuer bid (“NCIB”) for its exchangeable shares. Under the NCIB, our company is authorized to repurchase up to 5% of its issued and outstanding exchangeable shares as at August 8, 2024 or 3,647,722 shares, including up to 5,184 shares on the TSX during any trading day.
During the six months ended June 30, 2025, our company repurchased 2,957,523 exchangeable shares (June 30, 2024: nil).
During the six months ended June 30, 2025, 184 exchangeable shares were exchanged into LP Units (June 30, 2024: 3).
As at June 30, 2025, Brookfield Holders owned approximately 67% of the issued and outstanding exchangeable shares.
Summary Financial Information Related to the Partnership
As the market price of the exchangeable shares is expected to be significantly impacted by the market price of the LP Units and the combined business performance of our group as a whole, we are providing the following summary financial information regarding the partnership. For further details, please review the partnership’s periodic reporting referenced in the introductory section of this MD&A.

(US$ MILLIONS)	Three Months Ended June 30,		Six Months Ended June 30,
IFRS Measures	2025	2024	2025	2024
Revenues	$6,695	$11,946	$13,444	$23,961
Net income (loss)	135	65	$391	$268
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(US$ MILLIONS)	As at
IFRS Measures	June 30, 2025	December 31, 2024
Total assets	$75,335	$75,474
Total liabilities	60,014	58,166
Total equity	15,321	17,308

(US$ MILLIONS)	Three Months Ended June 30,		Six Months Ended June 30,
Non-IFRS Measure	2025	2024	2025	2024
Adjusted EBITDA (1)	$591	$524	$1,182	$1,068
____________________________________
(1)The partnership’s definition of this non-IFRS financial measure is included within the partnership’s periodic reporting referenced in the introductory section of this MD&A.
Liquidity and Capital Resources
Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures, and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional partners or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Overall, we believe that our liquidity profile is strong, positioning us and our businesses well to take advantage of accretive investment opportunities.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flow from our operations and monetizations of mature businesses, and access to public and private capital markets.
As at June 30, 2025, the outstanding non-recourse borrowings in subsidiaries of our company were $7,940 million compared to $8,490 million as at December 31, 2024. Non-recourse borrowings in subsidiaries of our company comprised the following:

(US$ MILLIONS)	June 30, 2025	December 31, 2024
Term loans	$4,224	$4,991
Notes and debentures	2,809	2,616
Project financing	832	746
Credit facilities (1)	75	137
Total non-recourse borrowings in subsidiaries	$7,940	$8,490
____________________________________
(1)Includes borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
We principally finance our assets at the operating company level with debt that is non-recourse to both our company and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving credit facilities and term loans with variable interest rates, and notes and debentures with fixed interest rates, with varying maturities ranging from less than one year to 23 years. Borrowings decreased by $550 million between June 30, 2025 and December 31, 2024, primarily due to the deconsolidation of our healthcare services operation, partially offset by higher borrowings in our water and wastewater operation and the impact of foreign exchange movements.
The use of credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. The majority of borrowings drawn are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants. As at June 30, 2025, the company’s operations were in compliance with or had obtained waivers related to all material covenant requirements and we continue to work with our businesses to monitor performance against such covenant requirements.
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The partnership has provided our company with an equity commitment in the amount of $2 billion in order to provide our company with access to equity capital on an as-needed basis and to maximize our flexibility.
Our company has also entered into two credit facilities with Brookfield Business Partners, one as borrower and one as lender, each providing for a ten-year revolving credit facility for purposes of providing our company and Brookfield Business Partners with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. Our company may also establish credit facilities with one or more arm’s length banks. We intend to use the liquidity provided by the credit facilities for working capital purposes. Each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of the borrower, deposit funds on a demand basis. As at June 30, 2025, the amount outstanding on deposit is $524 million payable to Brookfield Business Partners included in accounts payable and other (December 31, 2024: payable to Brookfield Business Partners of $470 million).
Brookfield entered into a commitment agreement with the partnership in 2022 to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the partnership (including subsidiaries of our company). As at June 30, 2025, the amount subscribed from our company was $nil (December 31, 2024: $nil) and the amount subscribed from other subsidiaries of Brookfield Business Partners was $725 million (December 31, 2024: $725 million) with an annual dividend of 7%. The remaining capacity available on the commitment agreement with Brookfield is $25 million. Brookfield will have the right to cause our company or Brookfield Business Partners to redeem the preferred securities at par to the extent of any net proceeds received by our company or Brookfield Business Partners from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option.
Dividend Policy
The Board of Directors may declare dividends at its discretion. However, each exchangeable share has been structured with the intention of providing an economic return equivalent to one LP Unit. Our company targets to declare and pay dividends on the exchangeable shares at the same time as distributions are declared and paid on the LP Units and targets that dividends on each exchangeable share are declared and paid in the same amount as distributions are declared and paid on each LP Unit to provide holders of exchangeable shares with an economic return equivalent to holders of the LP Units.
The Board of Directors has declared a quarterly dividend in the amount of $0.0625 per exchangeable share, payable on September 29, 2025 to shareholders of record as at the close of business on August 29, 2025. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution declared by the Board of Directors of the general partner of Brookfield Business Partners on its LP Units.
Cash Flow
We believe that we have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if required.
As at June 30, 2025, we had cash and cash equivalents of $613 million, compared to $1,008 million as at December 31, 2024. The net cash flows for the six months ended June 30, 2025 and June 30, 2024, were as follows:

	Six Months Ended June 30,
(US$ MILLIONS)	2025	2024
Cash flow provided by (used in) operating activities	$(311)	$(19)
Cash flow provided by (used in) financing activities	58	234
Cash flow provided by (used in) investing activities	(201)	(171)
Effect of foreign exchange rates on cash	59	(62)
Change in cash and cash equivalents	$(395)	$(18)
Cash flow provided by (used in) operating activities
Total cash flow used in operating activities for the six months ended June 30, 2025 was $311 million, compared to cash flow used in operating activities of $19 million for the six months ended June 30, 2024. Cash flow used in operating activities during the six months ended June 30, 2025 was primarily attributable to a payment of a litigation settlement at our dealer software and technology services operation. Net of non-cash working capital changes, cash flow used in operating activities was $291 million for the six months ended June 30, 2025, primarily attributable to cash used at our dealer software and technology services operation.
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Cash flow provided by (used in) financing activities
Total cash flow provided by financing activities was $58 million for the six months ended June 30, 2025, compared to cash flow provided by financing activities of $234 million for the six months ended June 30, 2024. During the six months ended June 30, 2025, our financing activities included proceeds from Brookfield Business Partners under the credit agreement as described in Note 19 of the unaudited interim condensed consolidated financial statements, combined with net proceeds from non-recourse borrowings, primarily related to our dealer software and technology services operation and our water and wastewater operation.
Cash flow provided by (used in) investing activities
Total cash flow used in investing activities was $201 million for the six months ended June 30, 2025, compared to cash flow used in investing activities of $171 million for the six months ended June 30, 2024. Cash flows used in investing activities were primarily related to capital expenditures of property, plant and equipment and intangible assets of $131 million, primarily at our water and wastewater operation and our healthcare services operation, which was deconsolidated in May 2025.
Off-Balance Sheet Arrangements
In the normal course of operations, our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at June 30, 2025, the total outstanding amounts were approximately $1.5 billion. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. Our company does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the consolidated financial statements and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the unaudited interim condensed consolidated financial statements.
BBUC Holdings Inc., a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) the obligations of Brookfield Business Partners under its $2.35 billion bilateral credit facilities and (ii) the obligations of Brookfield Business Partners under its $1 billion revolving acquisition credit facility with Brookfield. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Our construction operation and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations.
In the normal course of operations, our operating subsidiaries will execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain construction projects in the Middle East region that have been in place for several years. Under these indemnity agreements, Brookfield has agreed to indemnify us or refund us, as appropriate, for the receipt of payments relating to such projects.
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. In our construction operation, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. Our dealer software and technology services operation has become subject to several class action lawsuits in connection with a cybersecurity incident in 2024 and the operation may be subject to further lawsuits, claims, inquiries or investigations. We believe that the legal proceedings are without merit and intend to vigorously contest them. On an ongoing basis, we assess the potential impact of these events. Aside from the costs to defend against these claims, the potential loss amount from these claims cannot be measured and is not probable at this time.
Contractual Obligations
An integral part of our company’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield private equity’s profile. In the normal course of business, our company may make commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
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In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at June 30, 2025:

	Payments as at June 30, 2025
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	3-5 Years	5+ Years
Borrowings	$8,177	$119	$549	$6,427	$1,082
Lease liabilities	144	49	31	43	21
Interest expense	6,412	698	691	1,728	3,295
Exchangeable and class B shares	1,815	1,815	—	—	—
Total	$16,548	$2,681	$1,271	$8,198	$4,398
Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 19 of the unaudited interim condensed consolidated financial statements.
Critical Accounting Policies, Estimates and Judgments
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
For further reference on accounting policies, critical judgments and estimates, see our “Material Accounting Policy Information” contained in Note 2 of our annual consolidated financial statements as at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022.
Global minimum top-up tax
The company operates in countries, including Canada, which have enacted legislation to implement the global minimum top-up tax, effective from January 1, 2024. The company has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There are no material current tax impacts for the three and six months ended June 30, 2025. The global minimum top-up tax is not anticipated to have a material impact on the financial position of the company.
Controls and procedures
No change in our internal control over financial reporting occurred during the three and six months ended June 30, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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Future changes in accounting policies
(i)Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
In May 2024, the IASB issued amendments which clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent feature, and add new or amended disclosures relating to investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 are effective for periods beginning on or after January 1, 2026, with early adoption permitted. The company is currently assessing the impact of these amendments.
(ii)IFRS 18, Presentation and Disclosure of Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18 to replace IAS 1 Presentation of Financial Statements (“IAS 1”). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 aims to improve financial reporting by requiring additional defined subtotals in the statement of profit or loss, requiring disclosures about management-defined performance measures, and adding new principles for the aggregation and disaggregation of items. The company is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS Accounting Standards with expected material impacts on the company.
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Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS CORPORATION.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS CORPORATION.
BROOKFIELD BUSINESS CORPORATION UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD BUSINESS CORPORATION UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS CORPORATION. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD BUSINESS CORPORATION UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT JUNE 30, 2025 AND DECEMBER 31, 2024 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
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